FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Aug 3, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Director of Finance and Investor Relations

Sao Paulo, August 2, 2006- SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA; LATIBEX: XSDI), the Brazilian leader in the processed food, poultry and pork industries, today announces the results for the second quarter of 2006 (2Q06). The Company’s operating and financial information are shown in thousands of Brazilian Reais, unless stated otherwise, and are based on consolidated figures, as required by Brazilian corporate law.  All comparisons made in this release are based on the same period in 2005 (2Q05), except where stated otherwise.

 “As expected, all the market difficulties shown in the first quarter were intensified in the 2Q06, such as the restriction on poultry consumption – due to the avian influenza that hit Europe, Asia and some African countries, and the Russian ban on imports of Brazilian pork. 2Q06 was one the most difficult ones in the past years. Export prices reached historical lows and resulted in 30% lower revenues as compared to the 2Q05, even though volumes had a reduction, of 11.4%. The efforts to increase sales in the domestic market led to a 22% increase in volumes sold, but revenues had a lower growth of 4.9%, pressured by excess supply and price deterioration. The advantages obtained with the reduction of grain prices did not neutralized the impact of export reduction, the valuation of the real and the worsening of the product portfolio sold in the domestic market. As a consequence, the 20.6% gross margin obtained is lower than the 27% average of last five years (3Q01 – 2Q06). Even though volumes directed towards the domestic market were larger than expected, there was a decrease in the distribution expenses. Due to low operating performance, the Company presented in the second quarter, on net income as a percentage of net revenues of 1.1%. The 37% increase in net debt is a result of lesser operating cash generation and maintenance of the level of investments. We are building on new units in the state of Mato Grosso and adapting the existing ones to bake and grill products to be exported already in the second semester. This will improve our competitive advantage and will reduce risk in an eventual Avian Influenza outbreak in Brazil. We believe that in the second semester the international demand and prices ought to improve due to lower levels of inventories and the return to normal levels of poultry consumption. Moreover, it is expected that Egypt will begin importing poultry meat, Iraq will resume its purchases, the demand in Europe will start to pick up, besides the fact that there was a new Avian Influenza outbreak in Thailand, an important competitor to Brazilian exports, and that Russia will resume its pork imports from Brazil. We are confident in price and markets recovery and will continue learning with the challenges, always focusing in results and committed to providing products of the highest quality. We thank all our collaborators and shareholders for the support given to the administration in one of the toughest periods of our history” - Gilberto  Tomazoni – CEO

Information on 08/01/06
Sadia ON (SDIA3) = R$ 6.65/share Sadia PN (SDIA4) = R$ 6.00/share Sadia ADR (SDA) = US$ 27.45 (1 ADR = 10 shares) Sadia Latibex (XSDI) = € 2.16 Market Value - Bovespa R$ 4.1 billion US$ 1.9 billion
Investor Relations

Luiz Murat Jr.
CFO and Investor Relations DirectorTel: +55 11 2113-3465
Fax: +55 11 2113-1785

Christiane Assis
Phone: +55 11 2113-3552
Christiane.assis@sadia.com.br

Silvia H. M. Pinheiro
Phone: +55 11 2113-3197
silvia.pinheiro@sadia.com.br

Carlos Eduardo T. Araujo
Phone: +55 11 2113-3161
carlos.araujo@sadia.com.br

ri@sadia.com.br
www.sadia.com

Ligia Montagnani
IR Consultant
Tel: +55 11 3897-6405
Ligia.montagnani@firb.com

1

  Higlights – R$ thousand

	1S05	1S06	1S06/ 1S05	2Q05	2Q06	2Q06/ 2Q05
Gross Operating Revenue	3,946,989	3,530,513	-10.6%	2,044,410	1,779,151	-13.0%
Domestic Market	1,975,474	2,051,302	3.8%	980,251	1,028,282	4.9%
Export Market	1,971,515	1,479,211	-25.0%	1,064,159	750,869	-29.4%
Net Operating Revenue	3,443,800	3,042,821	-11.6%	1,801,942	1,536,802	-14.7%
Gross Profit	898,499	651,309	-27.5%	477,441	316,982	-33.6%
Gross Margin	26.1%	21.4%		26.5%	20.6%
EBIT	250,797	23,865	-90.5%	139,869	3,078	-97.8%
EBIT Margin	7.3%	0.8%		7.8%	0.2%
Net Income	245,126	84,536	-65.5%	144,553	17,573	-87.8%
Net Margin	7.1%	2.8%		8.0%	1.1%
EBITDA	353,767	150,776	-57.4%	193,432	68,102	-64.8%
EBITDA Margin	10.3%	5.0%		10.7%	4.4%
Exports / Gross Revenue	49.9%	41.9%		52.1%	42.2%
Net Debt to Equity	32.7%	45.2%		32.7%	45.2%
Net Debt to EBITDA*	1.0	1.5		1.0	1.5

 *12 last months

2

Gross Operating Revenue - R$ million

The Company is still facing an unfavorable environment, with reductions on world poultry consumption, due to avian influenza, and reductions on pork exports, due to import bans imposed by Russia – the main buyer of this segment.

However, the performance of the beef and processed products segment diminished the impact on total sales.

Total Sales

	1S05	1S06	1S06/ 1S05	2Q05	2Q05	2Q06/ 2Q05
Tons	880,290	895,577	1.7%	454,719	467,458	2.8%
Processed Products	355,931	377,074	5.9%	175,253	191,695	9.4%
Poultry	450,619	449,372	-0.3%	234,074	238,243	1.8%
Pork	67,682	47,346	-30.0%	40,422	25,416	-37.1%
Beef	6,058	21,785	259.6%	4,970	12,104	143.5%

R$ thousand	3,946,989	3,530,513	-10.6%	2,044,410	1,779,151	-13.0%
Processed Products	1,771,428	1,811,367	2.3%	881,302	913,862	3.7%
Poultry	1,616,322	1,251,200	-22.6%	833,752	632,643	-24.1%
Pork	376,375	192,347	-48.9%	228,505	107,120	-53.1%
Beef	40,207	116,634	190.1%	31,483	66,226	110.4%
Others	142,657	158,965	11.4%	69,368	59,300	-14.5%

Sadia’s total sales volumes in 2Q06 amounted to 467.5 thousand tons, which represents a slight increase of 2.8% as compared to the same period of last year, when volumes reached 454.7 thousand tons.

As a consequence of the price reduction in the domestic and foreign markets, in all segments, total gross operating revenues were 13.0% below as compared to the 2Q05, and amounted R$ 1.8 billion.

Led by domestic market performance, processed products volumes registered a 9.4% increase in 2Q06, from 175.3 thousand tons in 2Q05 to 191.7 thousand tons. Gross operating revenues increased 3.7% in the quarter, reaching R$ 913.9 million. Domestic market represents 90% of the volumes sold in this segment.

3

The beef segment, which the Company resumed its activities last year, continued as the main highlight in both domestic and foreign markets. Beef volumes increased 143.5% in the quarter amounting to 12.1 thousand tons, generating R$ 66.2 million in gross revenues. The participation of the beef segment in Sadia’s gross revenues increased 3.7% in 2Q06, as compared to 1.5% in the same period of last year.

In the poultry segment, volumes sold had a slight increase of 1.8% in the quarter, reaching 238.2 thousand tons, as compared to 234.1 thousand tons in 2Q05. Gross operating revenues in this segment amounted to R$ 632.6 million, a 24.1% decrease. Even though avian influenza has harmed exports during the first three months of the year, the most severe impact was felt in the second quarter. However, the market has started to recover and there are positive perspectives for the second semester.

In the pork segment, volumes sold amounted to 25.4 thousand tons – a 37.1% reduction. Gross operating revenues had a 53.1% decrease, adding up to R$ 107.1 million. The suspension of shipments to Russia resulted in a loss of participation of this segment in the Company’s consolidated gross operating revenues, as of the second quarter of last year, it accounted for 11.2%, whereas in the second quarter of 2006 it represented 6.0%. In the domestic market, volumes sold had a 10.3% increase in the quarter, but revenues fell 5.5% as due to the market excess supply.

Gross Operating Revenue

Sales Breakdown

Tons	1S05	1S06	1S06/ 1S05	2Q05	2Q05	2Q06/ 2Q05
Domestic Market	390,136	446,368	14.4%	193,020	235,594	22.1%
Processed Products	309,244	338,211	9.4%	154,986	173,215	11.8%
Poultry	64,163	84,688	32.0%	29,306	50,687	73.0%
Pork	16,547	18,718	13.1%	8,546	9,427	10.3%
Beef	182	4,751	2510.4%	182	2,265	1144.5%
Export Market	490,154	449,209	-8.4%	261,699	231,864	-11.4%
Processed Products	46,687	38,863	-16.8%	20,267	18,480	-8.8%
Poultry	386,456	364,684	-5.6%	204,768	187,556	-8.4%
Pork	51,135	28,628	-44.0%	31,876	15,989	-49.8%
Beef	5,876	17,034	189.9%	4,788	9,839	105.5%
Total	880,290	895,577	1.7%	454,719	467,458	2.8%

4

R$ thousand	1S05	1S06	1S06/ 1S05	2Q05	2Q05	2Q06/ 2Q05
Domestic Market	1,975,474	2,051,302	3.8%	980,251	1,028,282	4.9%
Processed Products	1,557,808	1,638,095	5.2%	777,067	826,673	6.4%
Poultry	207,776	197,034	-5.2%	96,719	108,995	12.7%
Pork	72,300	69,825	-3.4%	38,271	36,174	-5.5%
Beef	1,163	20,782	1686.9%	1,163	8,713	649.2%
Others	136,427	125,566	-8.0%	67,031	47,727	-28.8%
Export Market	1,971,515	1,479,211	-25.0%	1,064,159	750,869	-29.4%
Processed Products	213,620	173,272	-18.9%	104,235	87,189	-16.4%
Poultry	1,408,546	1,054,166	-25.2%	737,033	523,648	-29.0%
Pork	304,075	122,522	-59.7%	190,234	70,946	-62.7%
Beef	39,044	95,852	145.5%	30,320	57,513	89.7%
Others	6,230	33,399	436.1%	2,337	11,573	395.2%
Total	3,946,989	3,530,513	-10.6%	2,044,410	1,779,151	-13.0%

Domestic Market

In the second quarter, volumes sold in the domestic market grew in all segments Sadia is present. Total volumes amounted to 235.6 thousand tons, a 22.1% increase as compared to the same period of last year. Gross operating revenues surpassed once more the R$ 1.0 billion mark, showing a 4.9% increase. The directing of products towards the domestic market that would have otherwise been exported pressured the prices of other products.

Processed products volumes were 11.8% above in the quarter and added up to 173.2 thousand tons, leading to 6.4% greater revenues of R$ 826.7 million. This segment represents 80% of domestic market revenues. Even though average prices of this segment have also fallen, they had the least decrease. Average prices had a 4.8% decrease in the quarter, and 4.0% in the semester.

The poultry segment was also a highlight, with a 73.0% growth in volumes, reaching 50.7 thousand tons. With excess supply in the domestic market, due to the reshifting of exports, average prices of poultry had a 34.8% decrease and revenues had a 12.7% increase, adding up to R$ 108.9 million, representing 10.6% of domestic market gross revenues.

In the pork segment, volumes sold grew 10.3% in the quarter, adding up to 9.4 thousand tons. However, the segment revenues fell 5.5% to R$ 36.2 million, as a result of domestic excess supply, that led to a 14.3% decrease in prices.

In the beef segment, volumes grew 1,145% in the quarter, reaching 2.3 thousand tons, as compared to 182 tons sold in the second quarter of last year. Revenues had also an impressive development, despite average prices having fallen 40% in the quarter – the largest retraction in all segments. Gross operating revenues of beef amounted to R$ 8.7 million, with a 649.2% growth. The participation of this segment in the Company’s domestic market revenues grew from 0.12% in the second quarter of 2005 to 0.85% in the second quarter of 2006. The participation of this segment in the Company’s domestic market volumes grew from 0.09% in the second quarter of 2005 to almost 1% in the second quarter of 2006.

5

Gross Operating Revenue – Domestic Market

Average Prices  – R$/Kg – Domestic Market

External Market

The 10% appreciation of the real as compared to the 2Q05 and the reduction of poultry and pork exports, due to the avian influenza and the embargos, respectively, resulted in a 11.4% decrease in volumes in the quarter, which amounted to 261.7 thousand tons. Operating revenues had a 29.4% decrease in the period, amounting to R$ 750.9 million.

Volumes in the poultry segment added up to 187.6 thousand tons, 8.4% inferior as compared to 2Q05. Gross revenues registered a 29.0% decrease, amounting to R$ 523.6 million. Avian influenza continued to harm Brazilian poultry exports, segment in which Sadia is the market leader.

Pork exports were 49.8% below in volumes and 62.7% in revenues, which amounted to R$ 70.9 million. Volumes sold added up to 15.9 thousand tons. Even though Sadia has a unit in one of the main pork producing states –Rio Grande do Sul, which was cleared to export to Russia – sales in this segment fell as Russia is responsible for the majority of the Brazilian pork exports.

6

  Despite the embargos that were imposed on Brazilian beef, this segment - that has the smallest participation in the Company’s revenues – was the only one that saw an increase and its prices were the ones that least suffered in the quarter. As Sadia slaughters its beef in the state of Mato Grosso, free of foot and mouth disease, the performance of this segment was considered as a highlight. Volumes sold amounted to 9.8 thousand tons, 105.5% above as compared to 2Q05. Revenues had an 89.7% growth, reaching R$ 57.5 million. The participation of this segment in volumes exported increased from 1.8% to 4.2%, while in revenues the participation increased from 2.9% to 7.7%.

In the processed products segment, revenues amounted to R$ 87.2 million in the quarter, a reduction of 16.4% as compared to 2Q05. Volumes sold fell 8.8%, reaching 18.5 thousand tons.

Gross Operating Revenue – Export Market

Average Prices – R$/Kg – Export Market

Sadia is in complete compliance with the National Plan for the Prevention of Avian Influenza and the Control and Prevention of the Newcastle Disease as it has readapted its farms in order to avoid the risk of contamination of its commercial flock with wild birds.

The Plan follows the International Animal Health Organization (OIE) recommendations for zoning. All measures are aimed to assure international markets that Brazil maintains sanitary barriers between states and permit them to petition OIE to consider them as autonomous regions. Therefore, these measures should avoid generalized suspensions on exports in the event of outbreaks of local sanitary crisis.

7

 Exports By Region

Operating Results

Net revenues in the 2Q06 amounted to R$ 1.5 billion, 14.7% below compared to the same period of last year. This performance is due mainly to the restriction of the international poultry trade due to avian influenza, of the ban of pork imports by Russia and the appreciation of the real. Exports had a decrease in its dollar average prices, and also suffered from the average devaluation of the closing prices of the dollar to real exchange rate of 10% from the 2Q06 to the 2Q05 that together led to a negative impact in the composition of export revenues and reflected in a decrease of its participation on the Company’s total net operating revenues, from 59% to 49% in the 2Q06. In the semester, net revenues reached R$ 3,042.8 million, 11.6% below the first semester of 2005.

Costs per ton sold had an 11% decrease as compared to 2Q05 and a 4% decrease as compared to 1Q06, mainly due to the reduction in grain prices. The difficulty in generating revenues in higher levels did not allow the dilution of fixed costs and led to a retraction of 5.9% in the gross margin, which decreased from 26.5% in 2Q05 to 20.6% in 2Q06.

Gross Margin

Operating expenses – sales expense, general, administrative and others – of R$ 313.9 million in 2Q06, were 7% below that of 2Q05, but the as a percentage of net revenues, it reached a ratio of 20.4%, higher than the 18.7% achieved in the 2Q05.

Sales expenses, that answers for 92.8% of all expenses, also had a 7% decrease as compared to 2Q05 as compared to 2Q06. Pressured by the decrease of net revenues, the sales expenses over net revenues ratio reached 19.0% as compared to the 17.5% in 2Q05.

General and administrative expenses over net revenues were stable in 1%.

Earnings before Interest and Taxes (EBIT) showed a loss in margins of 7.6%, which reached 0.2%

8

Earnings before Interest, Tax, Depreciation and Amortization registered R$ 68.1 million and its margin was 4.4%, inferior to the 10.7% shown in 2Q05.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	1S05	1S06	2Q05	2Q06
EBIT	250,797	23,865	139,869	3,078
(+)DEPRECIATION/AMORTIZATION	88,861	122,476	44,772	64,698
(+)EMPLOYEE PROFIT SHARING	14,109	4,435	8,791	326
EBITDA	353,767	150,776	193,432	68,102
EBITDA MARGIN	10.3%	5.0%	10.7%	4.4%

Financial Results

Net financial results were negative in R$ 56.5 million in 2Q06, as compared to a net revenue of R$ 104 million in 1Q06, due to a higher level of indebtedness and lower cash generation.

At the end of 2Q06, Sadia’s net debt amounted to R$ 1,021.2 million, 37% greater than the one at the end of 1Q06. Net debt to equity increased and ended the quarter at 45.2% as compared to 33.3% of the end of 1Q06.

Financial Indebtedness – R$ Million

	1Q06%		2Q06%		Var.%
Short Term	1,124.3	37%	1,188.5	32%	5.7%
Local Currency	398.2	35%	468.4	39%	17.6%
Foreign Currency	726.1	65%	720.1	61%	-0.8%
Long Term	1,928.0	63%	2,522.5	68%	30.8%
Local Currency	419.4	22%	641.5	25%	53.0%
Foreign Currency	1,508.6	78%	1,881.0	75%	24.7%
Total Debt	3,052.3	100%	3,711.0	100%	21.6%
Financial Investments	2,306.7	100%	2,689.8	100%	16.6%
Local Currency	665.9	29%	611.3	23%	-8.2%
Foreign Currency	1,640.8	71%	2,078.5	77%	26.7%
Net Financial Indebtedness	745.6	100%	1,021.2	100%	37.0%
Local Currency	151.7	20%	498.6	49%	228.6%
Foreign Currency	593.9	80%	522.6	51%	-12.0%
Net Debt to Equity	33.3%		45.2%
Net Debt to EBITDA*	0.9		1.5
* Last 12 months

9

Net Debt to Equity	Net Debt to Ebitda* *Last 12 Months

Equity Pick Up

The positive result on equity pick up of R$ 46.6 million in 2Q06 resulted from the exchange rate variation on the equity amount of Sadia’s subsidiaries abroad.

Net Income

Net income reached R$ 17.6 million in 2Q06, an 87.8% decrease as compared to the results achieved in the same period of last year. In the semester, net income amounted to R$ 84.5 million This performance is below the Management expectations.

Investments

The R$ 273 million investments disbursed In 2Q06 are in accordance with growth plans established. In the semester, the Company disbursed R$ 489 million. Sadia kept its investment program in new units and modernization of the existing ones, with the belief that the sanitary crisis is momentary and will not change the domestic and international demand in the future.

Of the total amount invested in the quarter, R$ 100.6 million (36.8%) were directed towards the processed products segment, R$ 95.1 million (34.8%) towards the poultry segment, R$ 20.5 million (7.5%) towards pork, R$ 1.9 million (0.8%) towards beef and the remaining R$ 55 million (20.1%) mainly towards logistics.

Capital Expenditures R$ million

10

Perspectives

For the second semester we expect a recovery in the international demand, mainly due to the return to normal levels of poultry consumption. Sadia also expects the lift of the ban on of Brazilian pork imports by Russia and the recovery of demand in Europe. The opening of new markets, such as Egypt and the lift the ban imposed by Iraq should also contribute.

Capital Markets

Sao Paulo Stock Exchange

Sadia’s preferred shares price [Sdia4] had a 26.4% increase in the last 12 months (until 06/30/06), as compared to a 46.2% positive variation of the Ibovespa in the same period.

Sadia’s preferred shares are part of the theoretical portfolio of the Sao Paulo Stock Exchange Index (IBOVESPA). The Ibovespa lists 56 shares and for a four month period (may-august) of 2006, the relative weight of Sadia has increased to 1.237%.

FINANCIAL VOLUME – FOOD SECTOR - BOVESPA – 2Q06

11

Sadia’s preferred shares kept its distribution amongst the several investor categories of Bovespa. The main highlight worth mentioning is the rise in foreign investor participation, which helped to increase the stock liquidity.

Breakdown By Investor – Bovespa

(June 2006)

New York Stock Exchange

In the last 12 months, Sadia’s level II ADRs [SDA], presented a 35.3% increase. The daily average financial volume of Sadia’s ADRs in NYSE, during the 2Q06, was US$ 2,038.6 thousand, against US$ 474.1 thousand in the 2Q05. The volume of shares traded in the period represented 20.6% of the total volume negotiated of Sadia’s preferred shares.

Latibex

Sadia preferred shares are listed since November 15, 2004 in Latibex [XSDI], a market that trades shares from Latin American companies in Madrid Stock Exchange. During 2Q06, the daily average traded volume was € 239.6 thousand, a 754% increase as compared to the volume registered in the 2Q05 that was € 28.5 thousand. In the last 12 months, share prices had a 29% increase.

12

MARKET DATA - BOVESPA	2Q05	2Q06	Chg.
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257,000	257,000	0.0%
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	426,000	426.000	0.0%
Total Outstanding Shares - thousands (Float = 73.5%)(1)	683,000	683,000	0.0%
Closing Price - R$/share SDIA3 (1)	4.30	6.20	44.2%
Closing Price - R$/share SDIA4 (1)	4.55	5.75	26.4%
Mkt. Capitalization - R$ millions (1)	3,107.7	3,927.3	26.4%
Volume of Shares Traded - thousand	104,035	162,310	56.0%
Daily Average Volume of Shares Traded - thousand	1,651	2,660	61.1%
Financial Volume Traded - R$ million	422.1	949.8	125.0%
Daily Average Financial Volume Traded - R$ million	6.7	15.5	131.3%

MARKET DATA - NYSE	2Q05	2Q06	Chg.
Total Outstanting ADR´s - thousands (1)	191412%	421406%	120.2%
Participations in Trading Sessions	1.00	1.00	0.0%
Closing Prices - US$/ADR (1)	19.4	26.2	35.3%
Mkt. Capitalization - US$ millions(1)	37	110	197.8%
Volume of Shares Traded	1,815,300	4,889,000	169.3%
Daily Average Volume of Shares Traded	28,364	77,060	171.7%
Financial Volume Traded - US$ thousand	30,342.0	128,430.0	323.3%
Daily Average Financial Volume Traded - US$ thousand	474.1	2038.6	330.0%
(1) At the end of the period
Sources: Sadia, Bovespa and NYSE

Highlights

Animal Production Award – GV Consult

Sadia was elected as the best in the category of animal production that analyzed 25 subsectors according to criteria of economic representativiness, sustainability and social responsibility.

Customer Service Benchmark

Sadia was first placed among the perishable food companies in the research conducted by the Logistics Study Center of the COPPEAD Administration Institute, from the Federal University of Rio de Janeiro.

The Great Ideas of Marketing 2006

For its markting strategy and efectiveiness with consumers, Sadia was the winner in the Consumption Products – Food Category.

Top of Mind Rio Grande do Sul state

Sadia was elected as one of the five most important brands in the Rio Grande do Sul state, in the annual award that analyses 100 product categories.

10 Largest Exporters in the Federal District

Sadia was the leader among the ten largest exporting companies in the Federal District.

13

     August 3 Events (Thursday)

       Local:  Analyst and Investment Professionals meeting

       Time: 11:00

       Place: Rua Fortunato Ferraz, 616 – Vila Anastácio – Sao Paulo

       International: Conference Call

       Time: 15:00 (Local Time)

       Telephone numbers for connection:

       Brazil: (55 11) 4688-6301

       USA: (1 800) 860-2442

       Other Countries: (1 412) 858-4600

       Password:  143

The audio from the meeting and from the conference call will be broadcasted live through the Internet, with the slide presentation posted in website, www.sadia.com.

The statements contained in this release relating to the outlook for the Company’s business. Projections of operating and financial results. and its growth potential constitute mere forecasts and were based on management’s expectations in relation to the future of the Company. These expectations are highly dependent on market changes, on general economic performance of Brazil, on the industry and on international markets – being therefore subject to change.

14

ANNEX I

INCOME STATEMENT - CONSOLIDATED
										(R$ thousand)
	1S05		1S06		1S06/ 1S05	2Q05		2Q06		2Q06/ 2Q05
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%
Gross Operating Revenue	3,946,989	114.6%	3,530,513	116.0%	-10.6%	2,044,410	113.5%	1,779,151	115.8%	-13.0%
Domestic Market	1,975,474	57.4%	2,051,302	67.4%	3.8%	980,251	54.4%	1,028,282	66.9%	4.9%
Export Market	1,971,515	57.2%	1,479,211	48.6%	-25.0%	1,064,159	59.1%	750,869	48.9%	-29.4%
(-) Sales Tax and Services Rendered	(503,189)	-14.6%	(487,692)	-16.0%	-3.1%	(242,468)	-13.5%	(242,349)	-15.8%	0.0%
Net Operating Revenue	3,443,800	100.0%	3,042,821	100.0%	-11.6%	1,801,942	100.0%	1,536,802	100.0%	-14.7%
Cost of Goods Sold and Services Rendered	(2,545,301)	-73.9%	(2,391,512)	-78.6%	-6.0%	(1,324,501)	-73.5%	(1,219,820)	-79.4%	-7.9%
Gross Profit	898,499	26.1%	651,309	21.4%	-27.5%	477,441	26.5%	316,982	20.6%	-33.6%
Selling Expenses	(601,551)	-17.5%	(580,610)	-19.1%	-3.5%	(314,451)	-17.5%	(291,379)	-19.0%	-7.3%
Management Compensation	(6,293)	-0.2%	(6,355)	-0.2%	1.0%	(3.111)	-0.2%	(3,176)	-0.2%	2.1%
Administrative Expenses	(25,998)	-0.8%	(28,733)	-0.9%	10.5%	(12,627)	-0.7%	(16,067)	-1.0%	27.2%
Employees Profit Sharing	(14,109)	-0.4%	(4,435)	-0.1%	-68.6%	(8,791)	-0.5%	(326)	0.0%	-96.3%
Others Operating Results	249	0.0%	(7,311)	-0.2%	-3036.1%	1,408	0.1%	(2,956)	-0.2%	-309.9%
Earnings Before Interest and Taxes	250,797	7.3%	23,865	0.8%	-90.5%	139,869	7.8%	3,078	0.2%	-97.8%
Financial Result, Net	167,183	4.9%	47,436	1.6%	71.6%	175,336	9.7%	(56,546)	-3.7%	132.3%
Gain (loss) from investments in subsidiaries	(135,460)	-3.9%	(3,030)	-0.1%	-97.8%	(139,532)	-7.7%	46,594	3.0%	-133.4%
Operating Profit	282,520	8.2%	68,271	2.2%	-75.8%	175,673	9.7%	(6,874)	-0.4%	-103.9%
Nonoperating Income (expense)	4,129	0.1%	(3,880)	-0.1%	-194.0%	(48)	0.0%	(2,993)	-0.2%	6135.4%
Income Before Taxes	286,649	8.3%	64,391	2.1%	-77.5%	175,625	9.7%	(9,867)	-0.6%	-105.6%
Income Tax and Social Contribution	(42,566)	-1.2%	19,546	0.6%	145.9%	(31,327)	-1.7%	27,152	1.8%	186.7%
Net Income before Minority Interest	244,083	7.1%	83,937	2.8%	-65.6%	144,298	8.0%	17,285	1.1%	-88.0%
Minority Interest	(1,043)	0.0%	(599)	0.0%	42.6%	(255)	0.0%	(288)	0.0%	-12.9%
Net Income	245,126	7.1%	84,536	2.8%	-65.5%	144,553	8.0%	17,573	1.1%	-87.8%
EBITDA	353,767	10.3%	150,776	5.0%	-57.4%	193,432	10.7%	68,102	4.4%	-64.8%

15

ANNEX II

BALANCE SHEET - CONSOLIDATED
	R$ Thousand
	March 2006	June 2006
ASSETS
Current Assets	4,004,554	4,477,015
Cash and Cash Equivalents	99,411	281,964
Trade Accounts Receivable	302,107	353,442
Recoverable Taxes	122,353	116,247
Inventories	1,205,954	1,217,352
Marketable Securities	2,139,624	2,338,053
Other Credits	135,105	169,957
Long Term Assets	409,739	460,157
Marketable Securities	67,635	69,805
Other Credits	342,104	390,352
Permanent	1,885,396	2,090,823
Investments	70,682	66,367
Property, Plant and Equipment	1,706,879	1,909,877
Deferred Charges	107,835	114,579
Total Assets	6,299,689	7,027,995
LIABILITIES
Current Liabilities	1,909,758	2,013,377
Loans and Financing	1,124,259	1,188,499
Suppliers	432,815	461,849
Salaries and Social ChargesPayable	103,424	125,010
Taxes Payable	35,252	26,557
Dividends	43,416	43,420
Operating Liabilities	170,592	168,042
Long Term Liabilities	2,147,986	2,754,981
Loans and Financing	1,927,993	2,522,590
Operating Liabilities	219,993	232,391
Deferred Discount of Investments	-	-
Minority Interest in Subsidiaries	1,333	1,452
Shareholder's Equity	2,240,612	2,258,185
Paid - Up Capital	1,500,000	1,500,000
Income Reserve	740,612	758,185
Total Liabilities and Equity	6,299,689	7,027,995

16

ANNEX III

CASH FLOW STATEMENT
	R$ Thousand
	JUNE 2005	JUNE 2006
Net result from the period	245,126	84,536
Adjusments to reconcile net income with cash generated from operating activities:
Variation in minotiry interest	1,043	(364)
Provisioned interest net of paid	(144,454)	3,924
Depreciation, amortization and exhaustion	88,861	109,337
Goodwill amortization from acquistion	-	13,139
Result of interest in companies	133,582	645
Deferred taxes	18,446	(25,421)
Contingencies	8,582	3,984
Result of sale or write-off of property, plan & equip.	1,578	5,098
Variations in operating assets and liabilities:
Customer accounts receivable	(170,997)	156,173
Inventories	(136,862)	(224,862)
Taxes recoverable and others	(191,322)	(23,892)
Judicial deposits	(2,126)	(725)
Suppliers	82,143	(33,909)
Taxes and contribns. To withhol, wages to pay, others	(7,912)	(50,746)
Net cash generated from operating activities	(74,312)	16,816
Investiments activities:
Proceeds from sale of property, plant & equip.	1,267	572
Acquisition of prop., plan & equip. / deferred assets	(288,247)	(489,036)
Paid portion in subsidiary, net of cash	(26,807)	(485)
Financial investments	(867,305)	(2,602,723)
Financial investment redemptions	1,014,352	2,414,338
Net cash generated from investment activities	(166,740)	(677,334)
Financeing activities:
Loans and financing	1,103,407	1,799,420
Payment of financing	(828,099)	(925,954)
Dividends paid	(82,227)	(127,290)
Purchase of shares in treasury	(991)	-
Net cash generated from financing activities	192,090	746,176
Cash at beginning of fiscal year	155,600	196,306
Cash at end of fiscal year	106,638	281,964
Net addition (deduction) in cash	(48,962)	85,658

17